May 14, 2025

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200, King   s Cross
Surrey, British Columbia V3W 1N6, Canada

       Re: Siyata Mobile Inc.
           Draft Registration Statement on Form F-1
           Submitted May 7, 2025
           CIK: 0001649009
Dear Marc Seelenfreund:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology